DRAFT
RELATED PERFORMANCE INFORMATION APPENDIX
FOR GLG INTERNATIONAL SMALL CAP FUND PROSPECTUS
     The information set forth below shows historical returns for an account managed by the Fund’s investment adviser that has investment objectives, policies and restrictions that are substantially similar to those of the Fund (the “Related Account”).
     The performance of the Related Account does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have similar future performance as the Related Account. The performance information of the Related Account should not be considered predictive of, or a substitute for, the Fund’s performance information. The Related Account was not registered as an investment company under the Investment Company Act of 1940. In addition, the Related Account was not subject to certain investment limitations, diversification requirements, liquidity requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code which, if applicable, might have adversely affected its performance.
     The Related Account’s performance shown is based on net of fee portfolio performance. The expenses of the Fund, including the Rule 12b-1 fees imposed on the Fund’s Class C shares, are higher than the expenses of the Related Account. Thus, the performance shown below for the Related Account would be lower if adjusted to reflect the higher expenses of the Fund’s shares.
ANNUAL RETURNS OF RELATED ACCOUNT FOR EACH CALENDAR YEAR AS OF AUGUST 31, 2011

	2008[1]	2009	2010	2011[2]

Related Account	-30.2%	32.8%	25.6%	-12.0%
Index[3]	-36.75%	46.8%	22.0%	-5.70%
AVERAGE ANNUAL TOTAL RETURNS AS OF AUGUST 31, 2011

		Since
	1 Year[4]	Inception[5]

Related Account	15.8%	0%
Index[3]	17.4%	3%

[1]	Returns are shown from the Related Account’s commencement of operations on August 20, 2008.

[2]	Returns are shown through August 31, 2011.

[3]	The MSCI EAFE Small Cap Net Total Return Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the U.S. and Canada. The MSCI EAFE Index currently consists of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The index reflects reinvested dividends after the deduction of withholding taxes, using a tax rate applicable to non-resident institutional investors who do not benefit from double taxation treaties.

[4]	Returns are shown from September 1, 2010 through August 31, 2011.

[5]	The Related Account commenced operations on August 20, 2008. Returns are shown from September 1, 2008 through August 31, 2011.